United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X           Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes              No  X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes              No  X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes              No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

Press Release

CVRD Inaugurates Sossego

Rio de Janeiro, July 2, 2004 – Companhia Vale do Rio Doce (CVRD) announces the official inauguration, with the attendance of Mr. Luiz Inácio Lula da Silva, President of Brazil, of the Sossego copper project (Sossego).

Sossego, which started shipping on June 3, is the first CVRD copper project and the only greenfield copper project in the world to start operating this year. It is located in the south of the Carajás mineral province, state of Pará, Brazil.

CVRD invested US$ 413 million to develop Sossego. In addition to the investments directly related to the project, R$ 12 million was invested in labor training and R$ 39 million was allocated to initiatives which will result in significant benefits for the population of the neighboring municipality of Canaã dos Carajás, state of Pará. CVRD has built a hospital with 40 beds, a school for 700 students, 100 km of paved highways and 20 km of paved roads, water and sewage systems. Furthermore, a cultural center, and a police station were built by CVRD in Canaã dos Carajás.

Sossego is an example of modern mining, reflecting the strong commitment of CVRD with corporate social responsibility.

Sossego is composed of two mineral ore bodies, Sossego and Sequeirinho, with proven and probable reserves of 244.7 million tons of copper ore. Copper content is estimated at 1%, with approximately 0.26 grams of gold per ton as a byproduct.

The Sossego copper ore is processed by a plant with average annual production capacity of 467,000 tons of copper concentrate, which is equivalent to 140,000 tons of copper.

The inauguration of Sossego is a historical landmark for the non-ferrous mineral businesses of CVRD, being the first of a series of new cash generation and shareholder value creation platforms. At the same time, Sossego is the beginning of a transition process whereby Brazil will become a net exporter of copper from the current importer position. Sossego is also an additional source of job creation. During its construction, Sossego employed 5,000 workers. Its operation created approximately 520 jobs.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 2, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer